OptioLend, Inc.



ANNUAL REPORT

470 W Broad St #1081

Columbus, OH 43215

(800) 209-1630

https://www.optiolend.com/

This Annual Report is dated April 27, 2022.

BUSINESS

OptioLend, Inc. is a C-Corporation organized under the laws of the state of Delaware that allows borrowers to access a marketplace of over 5,000 commercial real estate lenders. Based on the loan application, the borrower is matched with a curated list of lenders as determined by an AI-powered algorithm. The Company's business model consists of earning origination fees ranging from .25-2 points. Our service currently accommodates borrowers, lenders, and referral partners based in the Continental United States.

Reasons to Invest

Traction - Optiolend has received loan applications totaling over 1 billion since its launch.

Social Proof - Optiolend's founding team has previously built two multi-million dollar businesses in real estate technology within the last decade.

Results - Optiolend is currently averaging borrowers a savings of 40 basis points per loan.

Team - Optiolend's founding team has already built two multi-million dollar businesses in real estate technology within the last decade. The engineering team has worked for IBM, Lendingtree, and Paypal.

Corporate History

OptioLend, Inc. was initially organized as Realscore LLC, a Delaware limited liability company on March 5, 2019, changed its name to OptioLend LLC, and later converted to Delaware corporation on October 21, 2021.

OptioLend, Inc. is currently operating in the pre-revenue stage of development.

Intellectual Property

The Company owns the optiolend.com website & its matching algorithm. The Company also owns the email deployment engine we use for outreach and cold email engagement to other brokers/property owners. The Company owns our email databases, totally over 144,716 contacts of brokers/property owners.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $190,000.00

Number of Securities Sold: 2,000,000

Use of proceeds: Product development

Date: November 01, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

Optiolend did not have revenue for 2019 & 2020 but began generating revenue in 2021. Our monthly burn at minimum expenses is $1,000/month to keep the website online, our AWS/email outreach active, and our CRM which keeps the website fully functional.

Foreseeable major expenses based on projections:

Marketing costs:

- Google PPC, Linkedin PPC, Social, Retargeting, email data costs.

Operations:

- New hires, administrative backend support, capital advisors.

Future operational challenges:

Challenge: Lender compliance.

Approach: Optiolend is allocating funds to build out a lender relation team that is 100% focused on working directly with lenders to handle technical onboarding as well as managing all aspects of lender relations.

Challenge: Technological adoption.

Approach: Optiolend is allocating funds to build out a lender relation team that is 100% focused on working directly with lenders to handle technical onboarding as well as managing all aspects of lender relations.

Challenge: Scaling backend administrative support.

Approach: Optiolend has identified the key backend support functions and will staff accordingly.

Future challenges related to capital resources:

Challenge: Pricing competition on paid media.

Approach: While price competition is a meaningful challenge for any business acquiring users online, we have identified a marketing partner who has accomplished the following (based on their data):

- Surpassed third-party Lead Generation Channels in Revenue Production by ~400%

- Increased overall Website Conversion Rate by ~200%

- Increased Backlinks from high domain rank and authority sites by ~200%

- Increased high-quality inbound consumer Website Traffic by ~350%

- Exceeded Quarterly Goal by ~30%, achieved the goal in ~60% of the time allowed

- Installed 6-Month Content Production System to exceed all Competitors' Content Library

- Managed $6M/yr PPC Advertising Budget, positioned all PPC Accounts to scale to $1M/mo

- Recruited and Trained team of in-house marketers to manage Design, Content, Social, Email

- Partnered with leading Agencies to scale efficiently while owning strategy in-house

- Implemented Agile Project Management for all Brand and Performance Marketing initiatives

Challenge: Rising customer acquisition costs.

Approach: This would be the same as above.

Future milestones and events:

Challenge: Profitability in customer acquisition at scale.

Approach: Our acquisition team was able to create a number 5 position in the highly competitive residential mortgage digital space.

Challenge: Lender adoption of portal.

Approach: Recognizing adoption challenges, our lender relations team will be focused on transitioning lenders to engage with our portal as intended.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $5,200.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Richard Geisenfeld

Richard Geisenfeld's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: March 05, 2019 - Present

Responsibilities: As the CEO, Rick is responsible for developing quarterly "Objective Key Results" that will inform the actions and initiatives for lender relations, marketing, sales, and back-end office support. As Optiolend scales, Rick will be responsible for the recruiting and management of a CRO, CMO, and additional financial advisors, and head of operations. Once $500k of net investment has been realized, the salary will be $80k per year.

Position: Director

Dates of Service: March 05, 2019 - Present

Responsibilities: Directors are responsible for controlling, managing, and directing the affairs of a company.

Other business experience in the past three years:

Employer: Capital Commercial Partners

Title: Licensed Commercial Real Estate Broker

Dates of Service: January 01, 2002 - Present

Responsibilities: Brokerage. Richard is winding down his duties at Capital Commercial Partners with the intention of dedicating 100% of his time to Optiolend by September of 2022.

Name: Michael Kesner

Michael Kesner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: March 05, 2019 - Present

Responsibilities: As the CTO, Michael leads product development, recruiting, and technology maintenance. Once $500k of net investment has been realized, the salary will be $80k per year.

Position: Secretary

Dates of Service: March 05, 2019 - Present

Responsibilities: Corporate filings, reports, and records.

Position: Director

Dates of Service: March 05, 2019 - Present

Responsibilities: Directors are responsible for controlling, managing and directing the affairs of a company.

Position: Chief Financial Officer

Dates of Service: March 09, 2019 - Present

Responsibilities: As the CFO, Michael is responsible for cash flow, financial planning, and financial allocation to various departments.

Other business experience in the past three years:

Employer: PropertyCampaign, LLC

Title: Member

Dates of Service: January 01, 2008 - Present

Responsibilities: I act as a consultant for PropertyCampaign, LLC. This amounts to an average of 10 hours per month.

Other business experience in the past three years:

Employer: PropertySend, LLC

Title: Member

Dates of Service: January 01, 2012 - Present

Responsibilities: I act as a consultant for PropertySend, LLC. This amounts to an average of 10 hours per month.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with

respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: GKS Holdings, LLC (Richard Geisenfeld 33.33%, Michael Kesner 33.33%, and Elliot Schneier 33.33%)

Amount and nature of Beneficial ownership: 1,830,000

Percent of class: 91.5

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 2,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible

notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the commercial real estate lending industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable

results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants of one type of service, providing a commercial real estate lending platform. Our revenues are therefore dependent upon that market.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Optiolend, Inc. was initially formed in March 5, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Optiolend, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our platform of providing commercial real estate borrowers with additional resources and access to capital is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely

adversely impact the value of your investment.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

OptioLend, Inc.

By   /s/ *Richard Geisenfeld*

     Name: <u>OptioLend, Inc.</u>

     Title: CEO and Director

Exhibit A

FINANCIAL STATEMENTS

OptioLend Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2021 to
December 31, 2021

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

OptioLend Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 20, 2022

To: Board of Directors of OptioLend Inc.
          Attn: Richard Geisenfeld, CEO

Re: 2021 Financial Statement Review

We have reviewed the accompanying financial statements of OptioLend Inc. (the "Company"), which comprise the balance sheet as of December 31, 2021 and the related statements of income, equity, and cash flows for the period of January 1, 2021 to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of OptioLend Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,



TaxDrop LLC
A New Jersey CPA Company

OptioLend Inc.
BALANCE SHEET
December 31, 2021
(Unaudited)

ASSETS		2021
Current Assets		
Cash and cash equivalents	$	4,683
Total Current Assets		**4,683**
Fixed Assets		
Web development		205,190
Accumulated amortization		(36,541)
Total Fixed Assets		**168,650**
Total Assets	$	**173,333**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	-
Total Current Liabilities		-
Long-Term Liabilities		
Accrued interest- convertible debt		-
Convertible debt		-
Total Long-Term Liabilities		-
Total Liabilities		-
Stockholders' Equity		
Common Stock $0.0001 par value; 3,000,000 shares authorized, 2,000,000 shares issued and outstanding		200
Additional Paid in Capital		249,600
Retained Earnings (Accumulated deficit)		(76,467)
Total Stockholders' Equity		**173,333**
Total Liabilities and Stockholders' Equity	$	**173,333**

The accompanying footnotes are an integral part of the financial statements.

OptioLend Inc.
INCOME STATEMENT
Year Ended December 31, 2021
(Unaudited)

	2021
Revenues	$ 10,500
Operating Expenses	
General and administrative	16,236
Advertising and Promotion	1,716
Legal and professional	6,247
Depreciation and Amortization	36,541
Total Operating Expenses	60,739
Other Income (Expense)	
Other income	37
Interest Expense	(3,918)
Total Other Income (Expense)	(3,881)
Net Income (Loss)	$ (54,120)

The accompanying footnotes are an integral part of the financial statements.

OptioLend Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2021
(Unaudited)

	Member Units	Members Contributions	Common Stock Shares	Value ($ Par)	Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
Balance as of December 31, 2020	**9,750,000**	$ **187,457**	**-**	$ **-**	$ **-**	$ **(22,347)**	$ **165,110**
Conversion of note payable	250,000	62,342	-	-	-	-	**62,342**
Conversion to C Corp	(10,000,000)	(249,800)	2,000,000	200	249,600	-	**-**
Net Income (Loss)	-	-	-	-	-	(54,120)	**(54,120)**
Balance as of December 31, 2021	**-**	$ **-**	**2,000,000**	$ **200**	$ **249,600**	$ **(76,467)**	$ **173,333**

The accompanying footnotes are an integral part of the financial statements.

OptioLend Inc.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2021
(Unaudited)

	2021
Cash Flows from Operating Activities	
Net Income (Loss)	$ (54,120)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Accrued interest expense	3,918
Depreciation and Amortization expense	36,541
Net cash provided by (used in) operating activities	**(13,662)**
Cash Flows from Investing Activities	
Net cash used in investing activities	-
Cash Flows from Financing Activities	
Net cash used in financing activities	-
Net change in cash and cash equivalents	**(13,662)**
Cash and cash equivalents at beginning of period	18,345
Cash and cash equivalents at end of period	**4,683**

The accompanying footnotes are an integral part of the financial statements.

OPTIOLEND, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS

OptioLend Inc. (which may be referred to as the "Company", "we," "us," or "our") is an online platform for commercial real estate lenders and borrowers to connect easily. The Company was formed in Delaware on March 5, 2019 under the name Realscore, LLC. On January 1, 2021 the Company amended the name of the entity to OptioLend, LLC. On October 21, 2021 the Company filed a certificate of conversion from a limited liability company to a corporation: the name of the corporation is OptioLend, Inc. The Company's headquarters are in Columbus, Ohio.

Since inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2021, the Company has an accumulated deficit and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

OPTIOLEND, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

Fixed Assets

Fixed assets exist in the form of web development. Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with FASB ASC 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2021 as it did not have any taxable income. An 100% allowance is placed on deferred tax assets resulting from net operating losses.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

OPTIOLEND, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

Revenue Recognition

The Company adopted ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – Loans

Convertible Notes

In 2019 the Company issued $50,000 of unsecured convertible notes (the "Notes") due any time on or after July 1, 2019. The Notes are automatically convertible into common units on the completion of an equity offering of $500,000 or more. The conversion price is the lesser of 50% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to $.40/unit. On October 13, 2021 the Notes and accrued interest totaling $62,342 was converted to 250,000 member units.

NOTE 4 – EQUITY

On October 21, 2021, the Company converted from a Delaware limited liability company into a Delaware corporation. The corporation is named OptioLend, Inc. The Company has the authority to issues 3,000,000 shares of common stock, par value $0.0001. As part of the conversion, each five member units of the Company converted into one share of common stock of the resulting corporation. At the time of the conversion there were 10,000,000 member units resulting in 2,000,000 shares being issued.

NOTE 5 – INCOME TAX PROVISION

The Company will be filing the December 31, 2021 return, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company was previously taxed as a partnership and will be taxed as a corporation moving forward (see Notes 1 and 4 on corporate conversion).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date.

OPTIOLEND, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Equity Offering

The Company is offering up to $1,070,000 in Common Stock (the "Crowdfunded Offering"). The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. As of April 20, 2022, $125,571 has been raised in the Crowdfunding Offering.

The Crowdfunded Offering is being made through StartEngine. The Intermediary will be entitled to receive a 3.5% commission fee in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 20, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

OptioLend Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of March 5, 2019 (Inception) through
December 31, 2020

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

OptioLend Inc.

Table of Contents



CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 6, 2021

To: Board of Directors of OptioLend Inc.
          Attn: Richard Geisenfeld, CEO

Re: 2020 and 2019 Financial Statement Review

We have reviewed the accompanying financial statements of OptioLend Inc. (the "Company"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of March 5, 2019 (Inception) through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of OptioLend Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,



TaxDrop LLC
A New Jersey CPA Company

OptioLend Inc.
BALANCE SHEET
Years Ended December 31, 2020 and 2019
(Unaudited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	18,345	3,452
Total Current Assets	**18,345**	**3,452**
Fixed Assets		
Web Development	205,190	184,046
Accumulated Amortization	-	-
Total Fixed Assets	**205,190**	**184,046**
Total Assets	**223,535**	**187,498**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	-	3,396
Total Current Liabilities	**-**	**3,396**
Long-Term Liabilities		
Accrued Interest- Convertible debt	8,425	3,411
Convertible Debt	50,000	50,000
Total Long-Term Liabilities	**58,425**	**53,411**
Total Liabilities	**58,425**	**56,807**
Stockholders' deficit		
Members' Contributions	187,457	135,699
Retained Earnings	(22,347)	(5,008)
Total Stockholders' Deficit	**165,110**	**130,691**
Total Liabilities and Stockholders' Deficit	**223,535**	**187,498**

See accompanying notes to the financial statements

OptioLend Inc.
INCOME STATEMENT
Years Ended December 31, 2020 and 2019
(Unaudited)

	2020	2019
Revenues	-	-
Cost of revenues	-	-
Gross Profit	-	-
Operating Expenses		
General and administrative	3,385	1,677
Advertising and Promotion	9,320	-
Legal and professional	278	-
State Tax	300	-
Total Operating Expenses	**13,283**	**1,677**
Other Income		
Other income/(expense)	958	80
Total Other Income	**958**	**80**
Other Expense		
Interest Expense	5,014	3,411
Total Other Expense	5,014	3,411
Net Income (Loss)	**(17,339)**	**(5,008)**

See accompanying notes to the financial statements

OptioLend Inc.
STATEMENT OF MEMBERS EQUITY

For Period March 5, 2019 (Inception) to December 31, 2020
(Unaudited)

	Member Units	Members Contributions	Retained Earnings	Total Members' Equity
Balance as of March 5, 2019 (Inception)	-	-	-	-
Issuance of Member Units	9,500,000	135,699	-	135,699
Net Income (Loss)	-	-	(5,008)	(5,008)
Balance as of December 31, 2019	**9,500,000**	**135,699**	**(5,008)**	**130,691**
Issuance of Member Units	250,000	51,758		51,758
Net Income (Loss)	-	-	(17,339)	(17,339)
Balance as of December 31, 2020	**9,750,000**	**187,457**	**(22,347)**	**165,110**

See accompanying notes to the financial statements

OptioLend Inc.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2020 and December 31, 2019
(Unaudited)

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	(17,339)	(5,008)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Interest Expense	5,014	3,411
Changes in operating assets and liabilities:	-	-
Increase (Decrease) in accounts payable	(3,396)	3,396
Net cash provided by (used in) operating activities	**(15,721)**	**1,799**
Cash Flows from Investing Activities		
Web Development	21,144	(184,046)
Net cash used in investing activities	**21,144**	**(184,046)**
Cash Flows from Financing Activities		
Issuance of Convertible Debt	-	50,000
Issuance of Member Units	51,758	135,699
Net cash used in financing activities	**51,758**	**185,699**
Net change in cash and cash equivalents	**57,181**	**3,452**
Cash and cash equivalents at beginning of period	3,452	-
Cash and cash equivalents at end of period	**60,633**	**3,452**

See accompanying notes to the financial statements

OPTIOLEND, INC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS

OptioLend Inc. (which may be referred to as the "Company", "we," "us," or "our") is an online platform for commercial real estate lenders and borrowers to connect easily. The Company was formed in Delaware on March 5, 2019 under the name Realscore, LLC. On January 1, 2021 the Company amended the name of the entity to OptioLend, LLC. As of October 21, 2021 the Company filed a certificate of conversion from a limited liability company to a corporation: the name of the corporation is OptioLend, Inc. The Company's headquarters are in Columbus, Ohio.

Since inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2020, the Company had not yet launched to users and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had 18,345 and $3,452 of cash on hand, respectively.

Fixed Assets

Fixed assets exist in the form of web development. Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 as it did not have any operations.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax

benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. As of December 31, 2020 and 2019, the Company had recognized zero revenue.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $12,716 and $0, respectively, for the years ended December 31, 2020 and 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – Loans

Convertible Notes

In 2019 the Company issued $50,000 of unsecured convertible notes (the "Notes") due any time on or after July 1, 2019. The Notes are automatically convertible into common units on the completion of an equity offering of $500,000 or more. The conversion price is the lesser of 50% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to $.40/unit. No Notes have been converted as of December 31, 2019 and 2020. As of December 31, 2020 and December 31, 2019 the Company had $50,000 in convertible notes outstanding and $11,836 and $3,411 accrued interest, respectively.

NOTE 4 – EQUITY

The Company authorized a total of 10,000,000 units. In 2019, the Company issued 9,500,000 in exchange for $135,699. As of December 31, 2019, the Company had 9,500,000 units issued and outstanding. In 2020, the Company issued an additional 250,000 units in exchange for $51,758. As of December 31, 2020 9,750,000 units issued and outstanding. See note 8 for corporate conversion.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2019 and will be filing the December 31, 2020 return, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company was taxed as a partnership and will be taxed as a corporation moving forward (see Note 1 and 8 on corporate conversion).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company. The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Convertible Note Conversion

On October 13, 2021, the Company converted the initial $50,000 convertible note and related accrued interest in 2019 into 250,000 common units of the company.

Conversion to a Corporation

On October 13,2021, the Company converted from a Delaware limited liability compnay into a Delaware corporation. The corporation is named OptioLend, Inc. The Compnay has the authority to issues 3,000,000 shares of common stock, par value $0.0001. As part of the conversion, each five units of the compnay converted into one share of common stock of the resulting corporation.

The Company initially started in 2019 as Realscore LLC, then converted in January 1, 2021 into OptioLend LLC, and then finally into OptioLend Inc. in October of 2021. OptioLend Inc. has a total of 2,200,000 shares issued and outstanding as of October 2021.

Anticipated Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine. The Intermediary will be entitled to receive a 6-8% commission fee in this offering.

Management's Evaluation

Management has evaluated subsequent events through December 6, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Richard Geisenfeld , Principal Executive Officer of OptioLend, Inc., hereby certify that the financial statements of OptioLend, Inc. included in this Report are true and complete in all material respects.

Richard Geisenfeld

CEO and Director